FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED MARCH 31, 2009

(Santiago, Chile, April 29, 2009) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2009. These Financial Statements have been prepared, for the first time, under IFRS. It implies several changes in the accounting principles used for financial statements, which have been authorized by the Superintendency of Securities and Insurances as part of the migration from Chilean Generally Accepted Accounting Principles to IFRS. Figures as of March, 2008, have been reconciled under IFRS for comparable purposes.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its jointly-controlled companies or associates (GasAtacama, HidroAysén and Transquillota) Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income for the first quarter of 2009 amounted to Ch$ 165,785 million, compared to Ch$ 68,413 million in the same period of 2008. This change is due to a better operating income and financial result, compensated by reduced income from investments in related companies.

Consolidated revenues in the first quarter of 2009 were Ch$ 660,811 million, 24% greater than the Ch$ 531,507 million reported the same period of the previous year, explained by higher energy sales in all the countries where we operate.

Consolidated physical sales as of March 2009 amounted to 14,951 GWh, a 5.6% increase over March 2008. Argentina, Colombia and Peru increased their sales by 1%, 5% and 9% respectively. In Chile, physical sales rose by 7%.

Consolidated purchases and services costs (or operating costs) as of March 31, 2009 were Ch$ 277,990 million, a decrease of 3% from March 2008. The reduced use of liquid fuels for thermal generation in Chile and the lower prices explain this reduction.

Operating income for the quarter was Ch$ 289,934 million, an increase of 76% compared to the Ch$ 164,406 million accounted for the first quarter of 2008. This better result is mainly due to a growth in operating income from our Chilean, Colombian and Peruvian businesses.

EBITDA, or gross operating income, amounted to Ch$ 337,730 million as of March 31, 2009, a 61% increase over the same period 2008. The above does not take into account the investment in Endesa Brasil, because it is not consolidated with Endesa Chile.

The financial result for the first quarter of 2008 improved by almost 10% compared to March 2008. This is explained in Chile by higher financial income due to keeping larger cash balances and positive results from exchange difference and adjustments of debt denominated in Unidades de Fomento. This was partly compensated by a reduced exchange difference in Argentina and Peru, and higher financial expenses in Colombia.

PRESS RELEASE 1Q 2009

In addition, due to a decline in earnings of Cachoeira Dourada because of lower prices and volumes sold, the result of our affiliate Endesa Brasil mostly explains the 13% decrease of results from investment in related companies as of March 2009 in relation to March 2008.

The most important operations for Endesa Chile in the first quarter 2009 are the following:

  In January, Endesa Chile received the “Silver Class” distinction in the corporate sustainability evaluation made by the Swiss agency SAM (Sustainable Asset Management) jointly with Pricewaterhouse Coopers, being part of a selected group of companies in the global electricity sector that were praised in the Sustainability Yearbook 2009, published by SAM and PwC.

  In January, the Peruvian subsidiary, Edegel, made two domestic bond issues, of approximately US$15 million for 6 and 10 year-terms.

  In February, the put option of the Yankee bond holders for US$ 220 million, maturing in 2037, was partially exercised. The put option exercised was US$ 149.22 million, or 67.8% of the total bond issue. The balance will mature in 2037. Using the cash proceeds of the December 2008 domestic bond Series M for UF 10 million issue, Endesa Chile paid the maturity in April 2009 of a US$ 400 million Yankee bond.

  Emgesa made three bond issues in February for a total of Cop$ 264,000 million (approximately US$ 118 million) whose proceeds were used to refinance programmed maturities.

  In March 2009, and for the third consecutive year, the international entity GRI (Global Reporting Initiative) granted A+, the maximum rating granted, for the company’s sustainability report 2008. This shows the excellence achieved by Endesa Chile in the preparation of sustainability reports and thus transparency in the provision of information to the community and its various stakeholders.

  Also in March, Endesa Chile received the prize for the public-utility company with the Best Corporate Governance, according to the IR Global Rankings 2009, prepared by the financial and investor relations consultants, MZ Consult.

Consolidated Income Statement

Table 1

CONSOLIDATED INCOME STATEMENT
	First	First	First
	Quarter	Quarter	Quarter
	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

OPERATING REVENUES	531,507	660,811	1,132,961

Sales	531,252	659,408	1,130,556
Energy sales	517,254	637,142	1,092,380
Other sales	3,915	4,907	8,413
Other services rendered	10,083	17,360	29,763

Other Operating Revenues	255	1,403	2,405

OPERATING COSTS	(286,652)	(277,990)	(476,614)

Energy purchased	(21,085)	(31,229)	(53,542)
Cost of fuel consumed	(205,392)	(181,060)	(310,428)
Transmission expenses	(51,532)	(54,868)	(94,071)
Other variable procurements and services	(8,644)	(10,832)	(18,572)

GROSS INCOME	244,855	382,821	656,348

Work on non-current assets	32	200	343
Staff costs	(14,637)	(18,954)	(32,497)
Other fixed operating expenses	(20,250)	(26,337)	(45,155)

GROSS OPERATING INCOME (EBITDA)	210,000	337,730	579,039

Depreciations and amortizations	(45,594)	(47,797)	(81,948)

OPERATING INCOME	164,406	289,934	497,092

FINANCIAL RESULT	(62,503)	(56,487)	(96,847)

Interest income	3,459	10,900	18,689
Interest expense	(38,975)	(49,803)	(85,388)
Income from readjustment items	(1,681)	9,352	16,035
Net exchange differences	(25,306)	(26,936)	(46,182)
Positive	328	6,345	10,878
Negative	(25,633)	(33,281)	(57,060)

NET INCOME FROM RELATED COMP. CONS. BY THE PROP. EQ. METHOD	19,225	16,811	28,823
NET INCOME FROM OTHER INVESTMENTS	(1,519)	(479)	(821)
NET INCOME FROM SALES OF ASSETS	34	(22)	(37)

NET INCOME BEFORE TAX	119,643	249,758	428,210

INCOME TAX	(25,285)	(43,476)	(74,539)

DISCONTINUED OPERATIONS RESULT	94,359	206,282	353,671

NET INCOME	94,359	206,282	353,671
Net income attributable to stockholders of the parent company	68,413	165,785	284,238
Net income attributable to minority interest	25,946	40,498	69,433

Table 2

(MILLION PESOS)	OPERATING REVENUES

		% Revenues		% Revenues
	1Q2008	1Q2008	1Q2009	1Q2009	CHANGE

CHOCÓN (ARGENTINA)	10,221	1.9%	14,442	2.2%	4,220
COSTANERA (ARGENTINA)	48,981	9.2%	52,567	8.0%	3,586
INVESTMENT VEHICLES IN ARGENTINA	95	0.0%	(32)	0.0%	(127)
TOTAL ARGENTINA	59,297	11.2%	66,977	10.1%	7,679
EMGESA (COLOMBIA)	85,103	16.0%	118,591	17.9%	33,488
TOTAL COLOMBIA	85,103	16.0%	118,591	17.9%	33,488
EDEGEL (PERU)	40,045	7.5%	56,063	8.5%	16,018
INVESTMENT VEHICLES IN PERU	-	0.0%	-	0.0%	-
TOTAL PERU	40,045	7.5%	56,063	8.5%	16,018
CONS. FOREIGN SUBS. ADJUSTMENTS	-	0.0%	(217)	0.0%	(217)

TOTAL FOREIGN SUBSIDIARIES	184,445	34.7%	241,414	36.5%	56,969

ELECTRICITY BUSINESS IN CHILE	339,370	63.9%	410,601	62.1%	71,232
OTHER BUSINESSES IN CHILE	7,692	1.4%	8,796	1.3%	1,104

TOTAL CHILE	347,062	65.3%	419,397	63.5%	72,335

TOTAL CONSOLIDATED	531,507	100.0%	660,811	100.0%	129,304

Table 2.1

(MILLION PESOS)	OPERATING EXPENSES

		% Expenses		% Expenses
	1Q2008	1Q2008	1Q2009	1Q2009	CHANGE

CHOCÓN (ARGENTINA)	(5,544)	1.5%	(6,954)	1.9%	(1,410)
COSTANERA (ARGENTINA)	(38,849)	10.6%	(46,764)	12.6%	(7,915)
INVESTMENT VEHICLES IN ARGENTINA	(10)	0.0%	27	0.0%	37
TOTAL ARGENTINA	(44,403)	12.1%	(53,691)	14.5%	(9,287)
EMGESA (COLOMBIA)	(44,563)	12.1%	(53,559)	14.4%	(8,996)
TOTAL COLOMBIA	(44,563)	12.1%	(53,559)	14.4%	(8,996)
EDEGEL (PERU)	(27,892)	7.6%	(28,279)	7.6%	(387)
INVESTMENT VEHICLES IN PERU	(34)	0.0%	(32)	0.0%	2
TOTAL PERU	(27,926)	7.6%	(28,311)	7.6%	(384)
CONS. FOREIGN SUBS. ADJUSTMENTS	3,124	-0.9%	-	0.0%	(3,124)

TOTAL FOREIGN SUBSIDIARIES	(113,769)	31.0%	(135,560)	36.6%	(21,791)

ELECTRICITY BUSINESS IN CHILE	(247,264)	67.4%	(228,157)	61.5%	19,107
OTHER BUSINESSES IN CHILE	(6,068)	1.7%	(7,160)	1.9%	(1,093)

TOTAL CHILE	(253,332)	69.0%	(235,317)	63.4%	18,014

TOTAL CONSOLIDATED	(367,100)	100.0%	(370,877)	100.0%	(3,777)

Table 2.2

(MILLION PESOS)		OPERATING INCOME

		% Revenues		% Revenues
	1Q2008	1Q2008	1Q2009	1Q2009	CHANGE

CHOCÓN (ARGENTINA)	4,677	2.8%	7,488	2.6%	2,811
COSTANERA (ARGENTINA)	10,132	6.2%	5,804	2.0%	(4,328)
INVESTMENT VEHICLES IN ARGENTINA	86	0.1%	(5)	0.0%	(90)
TOTAL ARGENTINA	14,894	9.1%	13,286	4.6%	(1,608)
EMGESA (COLOMBIA)	40,540	24.7%	65,032	22.4%	24,492
TOTAL COLOMBIA	40,540	24.7%	65,032	22.4%	24,492
EDEGEL (PERU)	12,152	7.4%	27,783	9.6%	15,631
INVESTMENT VEHICLES IN PERU	(34)	0.0%	(32)	0.0%	2
TOTAL PERU	12,118	7.4%	27,752	9.6%	15,634
AJUSTES CONS. FILIALES EXTR.	3,124	1.9%	(217)	-0.1%	(3,341)

TOTAL FOREIGN SUBSIDIARIES	70,676	43.0%	105,854	36.5%	35,178

ELECTRICITY BUSINESS IN CHILE	92,106	56.0%	182,444	62.9%	90,339
OTHER BUSINESSES IN CHILE	1,624	1.0%	1,635	0.6%	11

TOTAL CHILE	93,730	57.0%	184,080	63.5%	90,350

TOTAL CONSOLIDATED	164,406	100.0%	289,934	100.0%	125,527

Analysis of the Business by Country

In Chile, operating income to March 31, 2009 amounted to Ch$ 184,080 million of which 99% corresponds to the generation business and the rest to other income, mainly from engineering services. In the generation business, the operating income amounts to Ch$ 182,444 million, compared to Ch$ 92,106 million in the same period of 2008. This growth is mainly explained by an increase in revenues resulting from larger sales volumes, particularly of energy sold on the spot market, due to the improved hydrology compared to the first quarter of 2008. The sales in the spot market represented 19% of total physical sales. The cost of purchases and services on the other hand, declined by 11% to Ch$ 189,566 million, which includes Ch$ 33,751 million of lower fuel costs due to the reduced thermal generation with oil at lower prices, than most of 2008. The production of 5,436 GWh generated in the first quarter of 2009 represented a 5.7% increase over the same period of the year before. EBITDA, or gross operating income of the generation business in Chile, was Ch$ 204,969 million in March 2009, compared to Ch$ 113,743 million in March 2008.

In Colombia, Emgesa’s operating income amounted to Ch$ 65,032 million in the first quarter of 2009, 60% more than in the same period of 2008. This improvement is mainly explained by higher average sales prices and a 5% greater sales volume. Operating costs rose by 33%, mainly due to larger purchases of energy and power. EBITDA of Emgesa, or gross operating income, increased by Ch$ 24,188 million in the period, and reached Ch$ 73,826 million in March 2009.

In Peru, Edegel’s operating income was Ch$ 27,783 million, which represents a rise of Ch$ 15,631 million over March 2008. This increase is explained by a 9% larger volume sold at higher average prices. Operating costs increased because of increased fuel consumption for greater thermal generation with diesel due to congestion on the Camisea pipelines that carry natural gas to the plants. This was partly compensated by a reversal of a provision for energy purchases for distributors without contract. Overall, operating costs declined by 21%. EBITDA of Edegel reached Ch$ 37,383 million in March 2009, compared to Ch$ 21,607 million in Marzo 2008.

In Argentina, operating income was Ch$ 13,286 million to the end of March 2009, compared to Ch$ 14,894 million in March 2008, a reduction of 11%. El Chocón showed higher reservoir water levels from last year’s storage, which provided greater hydroelectric availability. This in turn led to a reduced thermal dispatch with liquid fuels. El Chocón improved its operating income to Ch$ 7,488 million to March 2009, produced 11% larger sales volumes than the year before due to increased hydroelectric generation. In Costanera, while revenues rose by 7% as of March 2009, as a result of larger volumes and higher average prices, its operating costs increased by 15.5%, mainly explained by the increase in fuel costs. Due to the above, EBITDA in Argentina remained relatively unchanged as of March 2009, reaching Ch$ 19,305 million.

Financial Result

The financial result was a loss of Ch$ 56,847 million in the first quarter 2009, compared to Ch$ 62,503 million in the same period of the previous year. This loss reduction of Ch$ 6,016 million is mainly explained by the improved result in Chile, the restatement of debt denominated in Unidades de Fomento (U.F.) due to reduced inflation, and higher financial income, mainly in Chile, due to larger cash balances held. This was partially compensated by higher financial expenses, principally in Chile, Colombia and Argentina, due to the larger debt in Colombia and the higher average exchange rate in Chile.

Other Results and Taxes

Other results show a decline of Ch$ 1,428 million in the first quarter 2009, basically explained by the reduced result of the affiliate Endesa Brasil S.A. due to lower prices and decreased energy sales of Cachoeira Dourada.

Taxes increased by Ch$ 18,191 million in the first quarter 2009, compared to the same period of 2008. Consolidated income tax amounted to Ch$ 43,476 million, comprising a charge for income tax of Ch$ 70.986 million and Ch$ 27,510 million of benefit from deferred taxes. Income tax increased by Ch$ 45,705 million over the 2008 period, related to higher taxable income, principally in Pehuenche, Emgesa and Edegel. Deferred taxes fell by Ch$ 27,513 million with respect to March 2008.

Investments

Endesa Chile is constructing and studying a series of projects in Chile, Colombia and Peru. The projects in Chile will contribute with approximately 680 MW to the system in the period 2009-2011, with an approximate investment of US$ 1 billion. In Peru, the incorporation of new capacity in the same period will reach 188 MW with an estimated investment of US$ 90 million. In the case of Colombia, the new capacity, of 400 MW, will be ready in 2014, and will involve an investment estimated in approximately US$ 700 million.

Reinforcing Endesa Chile’s commitment with sustainability and within the non-conventional renewable energy (NCRE) project development initiatives, the Canela 18 MW wind farm, through Endesa Eco, is currently being expanded with an additional 60 MW, following its commercial start-up in December 2007. Adjoining land was acquired for this purpose and an order to proceed has been issued to Acciona Windpower for the supply of 40 additional wind generators, with an estimated investment of US$ 150 million. The favorable environmental qualification resolution (EQR) was received on last February 6. The wind farm will start operating in the last quarter of 2009.

Also, within its strategy of ensuring reliable and diversified sources of energy, the company is actively participating in the Chilean government-sponsored initiative to increase the diversification of the energy matrix through the GNL Quintero project, with a 20% shareholding in the re-gasification terminal, jointly with Enap, Metrogas and British Gas, the latter being the gas supplier. This project, with an approximate investment of US$ 1,050 million, will start operating on a fast-track basis in mid 2009, and definitively in 2010. Once liquefied natural gas (LNG) is available in Chile, the San Isidro II plant, with a total capacity of 353 MW, considering the open and combined-cycle stages, and which involved a total investment of US$233 million, will achieve its full capacity of 377 MW.

Similarly, on August 8, 2008, the Valparaíso region Corema issued the EQR with the approval of the EIA for the Quintero thermal-generation project, consisting of an open cycle to operate with diesel oil until the availability of LNG. The plant will have a capacity of 250 MW and will be located alongside the Quintero re-gasification plant. The total investment in the Quintero project is estimated at US$140 million and start-up will be in the first half of 2009.

Regarding the development and progress of the HidroAysén hydroelectric project, in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%, and whose total installed capacity would be approximately 2,750 MW, the environmental impact assessment (EIA) for the generation project was submitted to the Aysén Region CONAMA on August 14, 2008. The preparation of this EIA by the international consortium of SWECO, POCH Ambiental and EPS, plus the participation of eight top-level academic centers, has meant a direct investment in these contracts of US$ 14 million in 2008. The EIA was accepted for process by the competent environmental authority which also issued a request for clarifications to it on November 13, 2008. The company is currently working on the preparation of the corresponding responses, after the carry-over requested for its resolution.

On the other hand, HidroAysén has contracted an engineering service with the transmission company Transelec S.A. for the carrying out of studies related to the Aysén-SIC transmission system, related to the preparation and processing of the basic permits for this system, its EIA and electricity concession. Likewise, in March, HidroAysén constituted Aysén Transmisión S.A. for developing, and alternatively or additionally managing, the electricity transmission systems required for the HidroAysén proyect.

Works continue with the construction of the Bocamina II coal-fired plant in Coronel. With a capacity of 370 MW, it will be equipped with the latest emission reduction technologies and it is estimated that it will enter service in the second half of 2010. Its approximate investment is US$ 730 million and the works are well progressed.

On April 16, 2008, the Maule Region Corema approved the EIA for the Los Cóndores pass-through hydroelectric project with a capacity near to 150 MWh and an average annual generation of 560 GWh. This plant will use the waters of the Lake Maule and will be located in the village of San Clemente, near Talca. The basic design and re-engineering is currently being revised.

In Peru, Edegel in January 2008 signed a turnkey contract with Siemens Power Generation for the installation of a 188 MW turbine at the Santa Rosa plant which will operate with natural gas from Camisea, a project that will demand an approximate investment of US$ 90 million. This initiative will permit increasing the installed capacity of Edegel to 1,654 MW and accompany the growth in demand in the Peruvian market. Its start-up will be carried out during the second half of 2009. In addition, and in order to face a scenario with gas supply restrictions during the next three of four years, Edegel is working on its UTI units in order to prepare them for operating with diesel and also with dual technology toward mid 2009, with an investment of US$ 5 million.

In Colombia, following the conclusion of the assignment of firm energy process for the projects that will start operating between December 2014 and November 2019, the Colombian Ministry of Mines and Energy in June chose Emgesa’s El Quimbo hydroelectric project. With an approximate investment of US$700 million, the project will have an installed capacity of 400 MW, and should begin compliance with its energy supply obligations in December 2014.

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made an investment of US$ 160 million, which includes US$ 42 million in loans related to the credits from Foninvemem, which has meant a 21% shareholding in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., corresponding to two 800 MW combined cycle plants each; both plants began operating in open cycle during 2008. The closing of the cycles (operation to combined cycle) is expected to take place during the second half of 2009. Once the two plants are operating in combined cycle, our companies should start to recover their credits from the cash flows generated by the projects under the sale contract of their production with the MEM.

Financing

In the first quarter of 2009, Endesa Chile didn’t need to go to the financial markets for refinancings in Chile, because the Company had issued the Series M local bond for UF10 million in December 2008. The put option of holders of the Yankee bond for US$220 million, maturing in 2037, was partially exercised in February, as expected. The put option exercised was US$ 149.22 million, or 67.8% of the total bond issue. The balance will mature in 2037. Using the cash proceeds of the domestic bond Series M issue, Endesa Chile paid the maturity in April 2009 of a US$ 400 million Yankee bond.

Regarding the financial activities of the foreign subsidiaries that Endesa Chile consolidates, a series of transactions were carried out in 2009 to refinance short-term loans and increase the average life of the debt.

The most active foreign subsidiary in terms of issues was the Colombian Emgesa which made three issues in February for a total of Cop$ 264,000 million (approximately US$ 118 million), as follows:

  Cop$ 55,000 million, for a 15-year term and a variable interest rate of CPI + 6.1%.

  Cop$ 160,000 million, for a 10-year term and a variable interest rate of CPI + 5.8%.

  Cop$ 49,000 million, for a 5 year-term and a variable interest rate of DTF + 1.5%.

The proceeds of these issues were used to refinance programmed maturities.

In January, the Peruvian subsidiary Edegel also made two domestic bond issues, as follows:

  US$ 8.2 million at a 10-year term and an interest rate of 7.8%.

  US$ 6.4 million at a 6-year term and an interest rate of 7.1%.

At the end of March 2009, the consolidated financial debt of Endesa Chile amounts to approximately US$ 4.4 billion, 0.6% less than at the end of March 2008.

Sustainability and the Environment

In January, Endesa Chile was awarded the “Silver Class” distinction in the corporate sustainability evaluation made by the Swiss agency SAM (Sustainable Asset Management) together with Pricewaterhouse Coopers, forming part of a select group of companies in the global electricity sector that were praised in the Sustainability Yearbook 2009, published by SAM and PwC. Out of a total universe of 107 electricity companies that form part of the 2,500 companies of the Dow Jones Index, 46 electricity companies underwent to an exhaustive corporate sustainability evaluation by SAM. The evaluation considers several aspects of the economic, environmental and social dimensions, with a total of 98 questions. Endesa Chile was placed among the 6 electricity companies with the best sustainability performance.

In March 2009, and for the third consecutive year, the international entity GRI (Global Reporting Initiative) rated as A+, the maximum rating granted, the company’s sustainability report 2008. This shows the excellence achieved by Endesa Chile in the application of the G3 Guide for the preparation of sustainability reports and thus transparency in the provision of information to the community and its various stakeholders. In addition to reporting performance in social, environmental and economic matters, the document considers indicators of the Electricity Sector Supplement that are also prepared by the GRI.

Also in March, Endesa Chile received the prize for the public-utility company with the Best Corporate Governance, according to the IR Global Rankings 2009, prepared by the financial and investor relations consultants, MZ Consult. This distinction recognizes the efforts made by the board and management of the company to implement the best practices in this area, and also the progress made in the provision of information to its shareholders and investors in the clearest and most transparent possible way.

The Canela I wind farm of Endesa Eco, a company for the development of non-conventional renewable energies (NCRE) of Endesa Chile was registered in the CDM (clean development mechanism) circuit by the United Nations Climate Change Office (UNFCCC), a process that permits the checking and later sale of the greenhouse gas emissions saved, an estimated total of 27,251 tons of CO2 equivalent per year.

Three projects were submitted in February to the environmental impact assessment system (EIAS): EID for the “Expansion and closure ash dump at the Bocamina I and II thermal plants”, EIA for the “Piruquina min-hydroelectric plant” and EIA for the “Punta Alcalde thermal plant” projects. These projects are currently being analyzed within the official time periods.

During the first quarter 2009, of the 5,436 GWh generated in Chile by the thermal and hydroelectric plants (Endesa Chile Group), 99.6% (5,414 GWh) was generated by plants whose Environmental Management System is certified under the ISO 14,001 standard. In addition, 100% was generated by plants having their Occupational Safety and Health Management System certificates under the OHSAS 18,001 standard.

The total installed capacity as of March 31, 2009 was 4,893 MW in Chile, of which 97.4% (4,766 MW) is environmentally certified. Likewise, 100% of the total installed capacity has its Occupational Safety and Health Management System certified under the OHSAS 18,001 standard.

Conclusion

The solid results to end March 2009 are basically explained by the results in Chile, Colombia, Peru and our investment in Brazil. While the result of our investment in Endesa Brasil declined by 13% compared to the first quarter of 2008, it still makes a strong contribution to the company’s net income. In Chile, the prudent commercial policy and improved hydrological situation compared to the first quarter of 2008, and the reduced fuel costs contributed to the result. The results in Colombia and Peru benefited from higher physical sales volumes and higher average prices. Endesa Chile thus produced a consolidated operating income to March 2009 of Ch$ 289,934 million and EBITDA of Ch$ 337,730 million.

Endesa Chile operates in a world that is still suffering from a financial crisis. As a consequence, the company has privileged the maintenance of solid liquidity and balance sheet, which during the first months of this year has permitted the company to repay approximately US$550 million of debt maturities. This financial situation will also help it to face other challenges like the numerous and diverse projects on which it has been working to meet energy requirements in a growing long-term energy demand scenario. In Chile, the projects expected to start up in the period 2009-2011 amount to 680 MW, including Canela II (60 MW), Bocamina II (370 MW) and the Quintero plant in open cycle (250 MW). In Peru, 188 MW will enter the grid during the same period, with the expansion of the Santa Rosa plant.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 3

ASSETS

	As of	As of	As of	As of
	January 1,	December 31,	March 31,	March 31,
	2008	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

CURRENT ASSETS	660,034	1,242,087	1,215,852	2,084,580

Current operating assets	660,034	1,242,087	1,215,852	2,084,580
Cash and Cash Equivalents	115,096	719,218	735,221	1,260,537
Accounts receivable, net	318,420	342,641	300,401	515,039
Amounts due from related companies	89,781	66,481	63,058	108,113
Inventories	55,282	49,142	51,307	87,965
Prepaid expenses	2,941	4,788	3,644	6,247
Income taxes recoverable	75,355	52,290	53,926	92,456
Other current assets	3,158	7,528	8,296	14,223

LONG TERM ASSETS	4,734,671	5,438,332	4,974,945	8,529,549

Financial assets available for sale	2,441	2,433	2,506	4,297
Other financial assets	77,179	90,433	78,208	134,087
Long-term receivables	18,489	63,311	56,872	97,507
Amounts due from related companies	0	-	-	-
Investments in related companies	392,957	450,815	430,891	738,763
Intangibles	70,144	76,979	67,935	116,475
Land, plant and equipment, net	3,977,815	4,539,796	4,158,687	7,130,073
Investment property	363	426	383	657
Deferred income taxes	96,613	115,932	87,436	149,909
Assets for hedging	-	-	432	741
Others assets	11,177	13,069	12,508	21,445

TOTAL ASSETS	5,394,705	6,680,419	6,190,797	10,614,129

The company’s Total Assets as of March 31, 2009 showed a fall of Ch$ 489,622 million compared to December 2008. This is mainly due to the following:

Current assets declined by Ch$ 26,235 million, mainly explained by reductions in commercial debtors and other accounts receivable of Ch$ 42,200 million, basically sales debtors. This was partially offset by an increase in cash and cash equivalents of Ch$ 16,000 million.

Non-current Assets showed a fall of Ch$ 463,387 million, mainly explained by the reduction in net property, plant and equipment of Ch$ 381,000 million, which is consequence of the effect of the conversion of the local currency in each country and the exchange rate effect, the decrease of investments in related companies booked under the participation method for Ch$ 20,000 million, and due to effect of the conversion of the investment in Endesa Brasil because of the variation in the real, the depreciation of the period of Ch$ 46,762 million, the decrease of intangible assets of Ch$ 15,100 million due to the effects of the functional currency in the purchased goodwill, the decrease in other financial assets and trade receivables of Ch$19,000 million and a decrease in deferred tax assets of Ch$ 28,500 million. The latter was partially offset by non-current assets growth of Ch$98,800 million.

Table 4

LIABILITIES

	As of	As of	As of	As of
	January 1,	December 31,	March 31,	March 31,
	2008	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

CURRENT LIABILITIES	804,623	1,355,060	1,122,101	1,923,844

Current operating liabilities	804,623	1,355,060	1,122,101	1,923,844
Loans that acrue interests	419,296	737,967	535,129	917,478
Other financial liabilities	-	814	813	1,393
Sundry Creditors and other Accounts payable	268,049	354,949	311,634	534,297
Accounts payable to related companies	45,177	137,367	140,763	241,339
Provisions	28,523	31,573	28,143	48,251
Income taxes payable	29,606	81,177	94,509	162,036
Other current liabilities	5,095	7,078	5,982	10,256
Defererd liabilities	686	449	412	706
Labor benefits	3,109	3,656	2,938	5,037
Liabilities from Hedge	3,878	30	1,779	3,050
Accumulated Liabilities (or acrued), total	1,206	-	-	-

LONG-TERM LIABILITIES	2,114,810	2,623,405	2,486,136	4,262,483

Loans that acrue interests	1,685,493	2,132,115	2,039,281	3,496,349
Sundry Creditors and other Accounts payable	12,407	15,373	14,545	24,938
Accounts payable to related companies	196	-	-	-
Provisions	2,462	3,049	2,672	4,581
Deferred income taxes	360,951	403,850	367,777	630,555
Other long-term liabilities	27,217	33,370	31,587	54,156
Defererd liabilities	1	1,083	993	1,702
Employee benefits	24,674	27,270	24,768	42,464
Liabilities from Hedge	1,409	7,295	4,513	7,738

SHAREHOLDERS´ EQUITY	2,475,271	2,701,954	2,582,560	4,427,802

Net shareholder's equity attributable to the parent company	1,537,699	1,598,730	1,674,163	2,870,355
Paid-in capital	1,222,878	1,331,714	1,331,714	2,283,225
Other reserves	(157,650)	(538,737)	(628,867)	(1,078,193)
Retained earnings	472,471	805,753	971,316	1,665,322

Minority Interest	937,572	1,103,224	908,397	1,557,447

TOTAL LIABILITIES AND NET SHAREHOLDER´S EQUITY	5,394,705	6,680,419	6,190,797	10,614,129

Current liabilities decreased by Ch$ 232,959 million, mainly explained by a reduction of Ch$ 202,800 million in interest-bearing loans, mainly the payment of bonds (put option) in Endesa Chile for US$ 149 million and the effect of the exchange rate, a reduction of commercial creditors and other accounts payable of Ch$ 43,300 million, basically fewer suppliers for energy purchases.

Non-current liabilities declined by Ch$ 137,269 million, mainly explained by a reduction in interest-bearing loans of Ch$ 92,834 million, mainly in Endesa Chile due to a lower exchange rate and a reduced restatement of debt denominated in Unidades de Fomento (U.F.) due to lower inflation, and a reduction in Endesa Costanera due to the transfer of debt to short term and loan repayments, and a reduction in deferred tax liabilities of Ch$ 36,070 million.

Shareholders’ equity fell by Ch$ 119,394 million compared to December 2008. This is mainly explained by a reduction in exchange differences of the conversion of investments and purchased goodwill in Ch$ 133,592 million, a reduction in minority holdings of Ch$ 47,935 million and the registration of the minimum dividend of Ch$ 47,935 million, partially compensated by an increase in the dollar-denominated revenue hedge of Ch$ 91,176 million and the result for the period of the parent company of Ch$ 165,785 million.

Financial Debt Maturities with Third Parties

Table 5

(Thousand US$)		2009	2010	2011	2012	2013	2014	Balance	TOTAL

Chile		410,432	359,589	214,482	17,539	414,296	214,435	1,204,977	2,835,751

	Endesa Chile (*)	410,432	359,589	214,482	17,539	414,296	214,435	1,204,977	2,835,751

Argentina		99,826	78,750	80,628	24,066	24,738		0	308,009

	Costanera	72,658	50,040	38,961	24,066	24,738	0	0	210,464
	Chocón	27,168	28,710	41,667	0	0	0	0	97,545

Perú		88,343	52,711	74,367	100,496	43,405	49,877	80,432	489,631

	Edegel	88,343	52,711	74,367	100,496	43,405	49,877	80,432	489,631

Colombia		124,891	73,012	156,176	119,088	0	19,303	248,148	740,619

	Emgesa	124,891	73,012	156,176	119,088	0	19,303	248,148	740,619

TOTAL		723,492	564,062	525,654	261,190	482,440	283,616	1,533,557	4,374,011

Table 5.1

(Million Ch$)		2009	2010	2011	2012	2013	2014	Balance	TOTAL

Chile		239,388	209,734	125,099	10,230	241,642	125,071	702,815	1,653,980

	Endesa Chile (*)	239,388	209,734	125,099	10,230	241,642	125,071	702,815	1,653,980

Argentina		58,225	45,932	47,027	14,037	14,429	0	0	179,649

	Costanera	42,378	29,186	22,725	14,037	14,429	0	0	122,755
	Chocón	15,846	16,745	24,303	0	0	0	0	56,894

Perú		51,527	30,744	43,375	58,615	25,317	29,091	46,913	285,582

	Edegel	51,527	30,744	43,375	58,615	25,317	29,091	46,913	285,582

Colombia		72,844	42,585	91,091	69,459	0	11,259	144,735	431,974

	Emgesa	72,844	42,585	91,091	69,459	0	11,259	144,735	431,974

TOTAL		421,984	328,995	306,593	152,341	281,388	165,422	894,462	2,551,185

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, Túnel El Melón, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén

Table 6

Ratios			Var. %
	Dec. 2008	Mar. 2009	Dec. 2008/Mar. 2009

Liquidity	0.92	1.08	17.4%
Acid Ratio Test	0.83	0.98	18.1%
Tot. Liabilities / Shareholders' Equity	1.47	1.40	(4.8%)
% Short term Debt	34.1	31.1	(8.7%)
% Long term Debt	65.9	68.9	4.5%

Table 7

Ratios	Dec. 2008	Mar-09

Return on Equity	24.21%	8.08%
Return on Assets	7.17%	3.33%
Return on Oper. Assets	20.46%	6.97%
Earnings per Share (Ch$)	52.82	25.15
Dividend Yield	0.023	-

The current ratio as of March 2009 is 1.08 times, a 17.4% increase over December 2008. The acid test is 0.98 times, an increase of 18.1% over December 2008, mainly explained by the reduction in interest-bearing loans (bonds).

The debt ratio as of March 2009 is 1.40 times, a 4.8% reduction compared to December 2008.

BOOK AND ECONOMIC VALUE OF THE ASSETS

The following can be mentioned with respect to the assets of greatest importance:

Properties, Plant and Equipment are valued at cost less the corresponding accumulated depreciation and losses for any deterioration suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the financial statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of deterioration. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose deterioration test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

Consolidated Cash Flow

Table 8

Effective Cash Flow	First Quarter	First Quarter	Change	Variance
(Million Ch$)	2008	2009	1Q 2009	1Q 2009

Operating	144,439	203,842	41.1%	59,402
Financing	(7,652)	(37,231)	(386.5%)	(29,579)
Investment	(59,000)	(89,347)	(51.4%)	(30,347)
Net Cash Flow of the Period	77,787	77,263	422.6%	(523)

Total Cash and Cash Equivalents	173,962	735,221	322.6%	561,259

Operating activities generated a positive cash flow of Ch$203,842 million, representing an increase of 41.1% over March, 2008. This flow mainly comprises the net income for the period of Ch$ 165,785 million; plus the net interests effect of Ch$ 29,551 million; plus income tax of Ch$ 43,476 million; less other operating results of Ch$ 15,763 million, plus depreciation for the period of Ch$ 46,762 million and other non-monetary adjustments of Ch$ 17,494 million, less the effects of the increase in current assets of Ch$ 38,306 million and reductions in current liabilities of Ch$ 85,654 million.

Investment activities generated a negative flow of Ch$ 89,347 million, mainly due to acquisitions of property, plant and equipment, and of intangible assets, for Ch$ 99,568 million, compensated by the sales proceeds of property, plant and equipment for Ch$ 4,795 million and other cash flows of Ch$ 5,426 million.

Financing activities generated a negative flow of Ch$ 37,231 million. This was mainly originated from other cash flows used in financing activities (bonds) for Ch$ 88,133 million, loan repayments of Ch$ 49,529 million, repayments of loans to related companies of Ch$ 24,642 million, interest payments of Ch$ 11,953 million, dividend payments to minority shareholders of Ch$ 4,201 million and others for Ch$ 430 million. This was offset by loans drawn of Ch$ 138,794 million, the issue of other financial liabilities of Ch$ 2,850 million and intercompany loans of Ch$ 13 million.

Consolidated Cash Flow from Foreign Operations

Table 9

Cash Flow
(Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Mar. 2008	As of Mar. 2009	As of Mar. 2008	As of Mar. 2009	As of Mar. 2008	As of Mar. 2009	As of Mar. 2008	As of Mar. 2009	As of Mar. 2008	As of Mar. 2009	As of Mar. 2008	As of Mar. 2009

Argentina	177.7	152.9							470.6	369.9	648.3	522.8
Peru
Brazil			30,688.8								30,688.8
Colombia			21,527.3								21,527.3

Total	177.7	152.9	52,216.1						470.6	369.9	52,864.4	522.8

(1) The figures are expressed at exchange rate of Ch$ 583.26 per dollar.

Consolidated Cash Flow

Table 10

CASH FLOW

	First	First	First
	Quarter	Quarter	Quarter
	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

Net income (loss) from operations	140,437	263,546	451,850
Net income (loss) for the period	94,359	206,282	353,671

Adjustments, total	46,078	57,264	98,179
Non monetary adjustments	69,519	64,257	110,168
Depreciation	43,977	46,762	80,173
Amortization of intangibles	1,617	1,035	1,775
(Reversal) of impairment losses, total, net	-	-	-
Non-realized gain (loss) Foreign Exchange	25,306	26,936	46,182
Non-realized Gain (loss) on the fair value of hedging instruments	-	1,088	1,865
Gain (loss) for decrease in the non current assets account not available for sale	-	18	31
Participation in Gain (loss) of Investments	44	-	-
Provisions	540	629	1,079
Provisions Used	(5)	104	178
Increase (decrease) on assets for deferred taxes	(2,344)	2,896	4,965
Increase (decrease) on liabilities for deferred taxes	479	2,627	4,504
Other non-monetary adjustments	(4,704)	(9,627)	(16,506)

Net cash from operating activities before changes in working capital	209,956	327,802	562,018

Increase (Decrease) in working capital	(65,204)	(123,961)	(212,531)
Increase (decrease) in inventory	(20,362)	(1,066)	(1,828)
Increase (decrease) in sundry debtors and other accounts receivable	14,168	14,596	25,025
Increase (decrease) in prepaid expenses	(578)	(513)	(880)
Decrease (increase) in other assets	61,632	25,290	43,359
Increase (decrease) in sundry creditors and other accounts payable	77,893	(85,992)	(147,433)
Increase (decrease) in acumulations (or accruals)	(841)	(1,193)	(2,046)
Decreased (increase) in income tax payable	(45,118)	(11,563)	(19,824)
Decreased (increase) in other liabilities	(42,277)	13,094	22,450

Total Cash Flow from (used for ) operating activities	144,753	203,842	349,487

Cash generated by (used for) operating activities	(313)	-	-
Income taxes paid	313	-	-

Net Cash flow	144,439	203,842	349,487

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	(59,000)	(89,347)	(153,186)

Proceeds from the sale of plant and equipment	59	4,795	8,221
Proceeds from the sale of investment in associates	7,381	-	-
Other cash flows from investment activities	-	3,861	6,621
Dividends received	15,279	1	2
Interest received	200	1,563	2,681
Acquisition of property, plant and equipment	68,710	98,846	169,471
Payments for the acquisition of property, plant and equipment	-	-	-
Acquisition of intangible assets	-	722	1,239
Provided loans to related companies	13,141	-	-
Other cash flows from investing activities	67	-	-

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	(7,652)	(37,231)	(63,833)

Proceeds from loans	65,584	138,794	237,963
Proceeds from the issue of other financial liabilities	-	2,850	4,886
Provided loans from related companies	729	13	22
Repayment of borrowings	37,337	49,529	84,918
Repayment of finance lease liabilities	1,405	430	738
Repayment of loans from related companies	-	24,642	42,248
Interest paid classified as financial	7,094	11,953	20,494
Dividends paid to minority shareholders	21,681	4,201	7,203
Dividends paid	7,402	-	-
Other cash flows from financing activities	953	(88,133)	(151,104)

Net increase (decrease) in cash and cash equivalents	77,787	77,263	132,468
Effects of exchange rate fluctuations on cash held	(18,920)	(61,157)	(104,854)
Effects of consolidation adjustments on cash held	-	1	1
Cash and cash equivalents at begining of period	115,096	719,114	1,232,922

Cash and cash equivalents at end of period	173,962	735,221	1,260,537

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

  The government decided to file until further notice all the integral tariff revisions (RTI) of the electricity sector that were going to take effect in February 2009. The decision taken by the Ministry of Planning left the distribution companies Edenor, Edesur and Edelap and the electricity transmission companies without the tariff adjustments they had agreed in the middle of last year, also affecting the financing of Cammesa indirectly, which is the entity that manages the payments to generators.

CHILE

  On January 30, 2009, the generation companies submitted their offers in the long-term energy bidding process of the distribution companies CGE Distribución, Chilquinta and Saesa for consumption of their regulated customers from January 1, 2010 (8,100 GWh/year). 7,200 GWh/year were assigned (89% of the energy offered) with terms of between 12 and 15 years. Endesa Chile, Colbún, Campanario Generación, AES Gener and the Monte Redondo Wind Generation Company awarded the contracts. Endesa was awarded a total of 2,660 GWh/year corresponding to the supply to Chilquinta and CGE Distribución at an average energy price of US$102.1/MWh.

  On January 19, Decree 381 was published setting the node prices on the SIC effective November 1, 2008. The Alto Jahuel 220 kV monomic price was US$119.3/MWh and $63.25/kWh, representing an increase of 4.0% in dollars and 9.8% in pesos, compared to the prices current since the indexation of August 2008. The above figures do not include the RM88 surcharge.

  On January 19, the National Energy Commission issued its Resolution 81 which reports the indexation of node prices. The Alto Jahuel 220 kV monomic price was US$100.4/kWh and $64.31/kWh, representing a decrease of 12.8% in dollars and 1.7% in pesos, compared to the prices in effect from November 2008. The above figures do not include the RM88 surcharge. These prices are effective from January 19, 2009. Endesa, Colbún and Gener presented a claim for reconsideration, requesting that the effective date should be November 16, 2008.

  On January 9, Decree 320 was published setting sub-transmission tariffs and their indexation formulas. This decree sets the annual payment for the use of the sub-transmission systems by energy generation plants that inject their production directly into these systems; the payment for the use of the sub-transmission systems by electricity companies withdrawing energy and power from these systems for public-utility distribution concession-holders or end customers; the sub-transmission tolls that are added to the node prices at the points of injection to the sub-transmission systems, constitute node prices at the points of withdrawal from such systems.

  Ready to become law was the project for incorporating liquefied natural gas (LNG) into the operation of the Fuel Prices Stabilization Fund (FEPCO). The bill creates a mechanism of balance for the LNG price so that this fuel receives a credit or pays a tax of equal amount, in energy-equivalent units that applies to the fuel with the lesser prices between the diesel and liquefied petroleum gas (LPG). The balance of prices between LNG, and diesel oil and LPG which are its principal substitutes, would therefore be maintained.

  The National Energy Commission (CNE), through its country energy efficiency program (PPEE), and with the technical assistance of the Interamerican Development Bank (IADB) announced on March 29 an international tender for the first public CO2 reductions sale project. The purpose of the tender is to finance part of the light- bulb change program, quantify the electricity savings of this project and know with certainty the reduction in greenhouse-effect gas emissions associated with the change program. It is estimated that this project will permit the saving of CO2 258,000 tons/year. The period for the receipt of bids will close on Monday, May 4, 2009.

COLOMBIA

  Effective April 7, 2009, the operative limits were increased for the interchange of energy from Colombia to Ecuador by approximately 129% due to the request made by Ecuador to meet the emergency faced by that country due to the unavailability of some of its generation plants. In energy, the limit will increase from 3.4 GWh/day to 7.8 GWh/day, in peak capacity from 260 MW to 480 MW and in average capacity from 142 MW to 325 MWh. This means that Colombia would be meeting approximately 12 % of Ecuador’s demand.

PERU

  On February 19, the MINEM issued decree DU 023 that establishes priorities for the distribution of natural gas (NG) to the public utilities and dual-cycle generation companies, guaranteeing supplies during periods of high demand. The decree will remain in effect until December 31, 2011 and is not designed to interfere with the government’s contract with the company Perú LNG, which expects to be exporting natural gas in 2010.

MARKET RISK ANALYSIS

ARGENTINA

  Hydrological risk: The El Chocón reservoir was at a level of 377.99 masl at March 31, 2009, higher than the 367.1 masl at the same date of the year before. This means a greater accumulated energy in the reservoir of 1,169 GWh compared to March 2008.

  Energy demand: Demand for the quarter to March 31, 2009 was 26,283 GWh, a decline of 0.8% compared to the same period of 2008 (26,499 GWh).

CHILE

  Hydrological risk:

  a)  The hydrological year April 2008-March 2009 closed with a surplus probability of its energy affluent of 44.3%, making it a normal year.

  b)  On April 1, 2009, the accumulated level of the reservoirs was approximately 3,776 GWh of energy equivalent (approximately 4% above the level recorded on April 1, 2008).

  Energy sales: Energy sales in Chile (SIC + SING) for the first quarter of 2009 were 13,316 GWh, -0.9% over the same period of the previous year (13,197 GWh). It should be noted that these figures are absolute and do not take into account adjustments for the type and number of days (leap year and Easter).

COLOMBIA

  Hydrological risk: As of March 2009, total flows on the SIN were 144% of the historic average (wet hydrology). For Guavio, the tributaries for the same period were 100% (normal condition) and for Betania were 164% (wet hydrology). Regarding the water level of the most representative reservoir for Endesa (Guavio), this was at 45.9% of its maximum capacity at March 31, 2009, equivalent to 975 GWh (approx. 16% more than the level on the same date of 2008).

  Spot Price: The average market price for the first quarter of 2009 was 119.3 Col$/kWh, an increase of 25% over the same quarter of 2008 (94.7 Col$/kWh). The market price is defined by the offers of participants which, since February 2009, became confidential for a period of three months, as per Resolution CREG 006-2009.

  Energy demand: The accumulated demand in the first quarter of 2009 was 19,311 GWh, a rise of 9.2% over the same period of the year before (17,699 GWh). These figures are absolute and do not take into account adjustments for type or number of days (leap year and Easter).

PERU

  Hydrological risk: As of March 2009, the total water volume held in the lakes and reservoirs of Edegel was 261.1 MMm3, which represents 92% of total capacity. Flows in the Rimac basin were 120% of average (semi- wet), while the Tulumayo and Tarma rivers maintained 105% and 86% respectively of the average (placing them in the semi-wet and semi-dry categories respectively).

  Energy sales: Estimated sales for the first quarter of 2009 are 6,655 GWh, a rise of 2.1% over the same period of the year before (6,518 GWh). These figures are absolute and do not take into account adjustments for type or number of days.

EXCHANGE AND INTEREST RATE RISKS ANALYSIS

The Company has a considerable percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. On the other hand, the markets in which the foreign subsidiaries operate show a lower indexation to the dollar than in Chile, thus having a higher portion of this financing in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to minimize fluctuations in its results caused by exchange rate variations. Considering the important reduction in the mismatched accounting position in recent years, which has reached reasonable levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position followed when hedging transactions are undertaken.

As of March 31, 2009, the Company didn’t have any exchange rate coverage instrument in consolidated terms. As of March 31, 2008, the Company has hedged US$ 125 million through dollar-peso swap and dollar-peso forward contracts.

Regarding the consolidated interest rate risk, the Company has a proportion of fixed to variable rate debt of approximately 73% / 27% as of March 31, 2009. The percentage at fixed rates has reduced from the 80% / 20% fixed/ variable percentages at the same date in 2008, thus reducing the interest-rate fluctuation risk.

Business Information of Chilean and Foreign Operations Main Operating Figures in GWh

Table 11

1st Quarter 2009 (GWh)	Costanera	Chocón	Total Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.

Total generation	2,543.1	563.0	3,106.1	5,435.6	3,142.7	2,299.3	8,548.1	13,983.7

Hydro generation	-	563.0	563.0	2,986.9	2,994.9	1,362.6	4,920.5	7,907.4

Thermo generation	2,543.1	-	2,543.1	2,433.2	147.7	936.7	3,627.5	6,060.8

Wind generation	-	-	-	15.5	-	-	-	15.5

Purchases	23.2	104.8	128.0	208.5	848.1	7.5	983.6	1,192.1

Purchases to related companies	-	-	-	1,364.1	-	-	-	1,364.1

Purchases to other generators	-	-	-	11.7	303.7	-	303.7	315.4

Purchases at spot	23.2	104.8	128.0	196.8	544.4	7.5	679.9	876.8

Transmission losses, pump & other consumption	19.4	-	19.4	115.9	35.7	53.3	108.4	224.3

Total electricity sales	2,546.8	667.8	3,214.6	5,528.2	3,955.0	2,253.6	9,423.3	14,951.4

Sales at regulated prices	-	-	-	2,877.8	1,842.5	1,010.9	2,853.4	5,731.2

Sales at unregulated prices	224.7	318.0	542.7	1,618.4	598.3	1,029.7	2,170.7	3,789.1

Sales at spot marginal cost	2,322.1	349.8	2,671.9	1,031.9	1,514.2	213.0	4,399.2	5,431.1

Sales to related companies generators	-	-	-	1,364.1	-	-	-	1,364.1

TOTAL SALES OF THE SYSTEM	26,283.3	26,283.3	26,283.3	13,316.2	19,310.5	6,655.2

Market Share on total sales (%)	9.7%	2.5%	12.2%	41.5%	20.5%	33.9%

1st Quarter 2008 (GWh)	Costanera	Chocón	Total Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.

Total generation	2,574.9	465.7	3,040.6	5,142.5	2,881.8	2,074.1	7,996.4	13,139.0

Hydro generation	-	465.7	465.7	2,646.1	2,749.9	1,343.8	4,559.4	7,205.6

Thermo generation	2,574.9	-	2,574.9	2,490.1	131.9	730.2	3,437.0	5,927.1

Wind generation	-	-	-	-	-	-	-	-

Purchases	24.8	134.4	159.2	128.1	915.3	38.0	1,112.5	1,240.6

Purchases to related companies	-	-	-	1,343.9	-	-	-	1,343.9

Purchases to other generators	-	-	-	27.3	225.9	-	225.9	253.2

Purchases at spot	24.8	134.4	159.2	100.7	689.4	38.0	886.6	987.4

Transmission losses, pump & other consumption	24.3	-	24.3	108.6	37.0	48.8	110.1	218.7

Total electricity sales	2,575.4	600.1	3,175.5	5,162.2	3,760.0	2,063.3	8,998.8	14,160.9

Sales at regulated prices	-	-	-	3,069.9	2,031.1	910.5	2,941.6	6,011.5

Sales at unregulated prices	280.4	341.5	621.9	1,624.4	598.8	1,029.0	2,249.7	3,874.1

Sales at spot marginal cost	2,295.0	258.6	2,553.6	467.9	1,130.0	123.8	3,807.4	4,275.3

Sales to related companies generators	-	-	-	1,343.6	-	-	-	1,343.6

TOTAL SALES OF THE SYSTEM	26,499.0	26,499.0	26,499.0	13,197.4	17,698.9	6,517.8

Market Share on total sales (%)	9.7%	2.3%	12.0%	39.1%	21.2%	31.7%

Business Information in Chilean Operations Main Operating Figures in GWh

Table 11.1

1st Quarter 2009 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated

Total generation	4,167.3	753.1	4,920.4	515.2	5,435.6

Hydro generation	2,233.8	753.1	2,986.9	-	2,986.9

Thermo generation	1,918.0	-	1,918.0	515.2	2,433.2

Wind generation	15.5	-	15.5	-	15.5

Purchases	1,375.8	-	11.7	196.8	208.5

Purchases to related companies	1,364.1	-	1,364.1	-	1,364.1

Purchases to other generators	11.7	-	11.7	-	11.7

Purchases at spot	-	-	-	196.8	196.8

Transmission losses, pump & other consumption	104.3	3.5	107.7	8.2	115.9

Total electricity sales	5,438.8	749.6	4,824.4	703.8	5,528.2

Sales at regulated prices	2,782.5	95.4	2,877.8	-	2,877.8

Sales at unregulated prices	910.7	40.0	950.8	667.7	1,618.4

Sales at spot marginal cost	751.3	244.5	995.8	36.2	1,031.9

Sales to related companies generators	994.3	369.8	1,364.1	-	1,364.1

TOTAL SALES OF THE SYSTEM	9,903.8	9,903.8	9,903.8	3,412.4	13,316.2

Market Share on total sales (%)	44.9%	3.8%	48.7%	20.6%	41.5%

1st Quarter 2008 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated

Total generation	3,901.0	671.2	4,572.2	570.3	5,142.5

Hydro generation	1,974.9	671.2	2,646.1	-	2,646.1

Thermo generation	1,919.8	-	1,919.8	570.3	2,490.1

Wind generation	6.3	-	6.3	-	6.3

Purchases	1,371.2	-	27.3	100.7	128.1

Purchases to related companies	1,343.9	-	1,343.9	-	1,343.9

Purchases to other generators	27.3	-	27.3	-	27.3

Purchases at spot	-	-	-	100.7	100.7

Transmission losses, pump & other consumption	98.7	3.1	101.8	6.8	108.6

Total electricity sales	5,173.3	668.1	4,497.9	664.3	5,162.2

Sales at regulated prices	2,978.7	91.2	3,069.9	-	3,069.9

Sales at unregulated prices	968.0	35.2	1,003.2	621.2	1,624.4

Sales at spot marginal cost	252.9	171.9	424.8	43.1	467.9

Sales to related companies generators	973.8	369.8	1,343.6	-	1,343.6

TOTAL SALES OF THE SYSTEM	10,044.2	10,044.2	10,044.2	3,153.2	13,197.4

Market Share on total sales (%)	41.8%	3.0%	44.8%	21.1%	39.1%

Endesa Chile’s Ownership Structure, as of March 31, 2009 Total Shareholders: 19,759. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98
Chilean Pension Funds	20.01
ADRs (Citibank N.A.)	5.49
Individuals	4.34
Others	10.18

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2009, on Thursday, April 30, 2009, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 67, international.
Dial-In number: 1 (888) 713 4215

Passcode I.D.: 98478600

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 35717825

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PRMWBGA6T

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

Contact Information

Juan Pablo Reitze	Irene Aguiló	Jacqueline Michael	M. Teresa Fuentealba
Head of Investor Relations	Investor Relations Executive	Investor Relations Executive	Investor Relations Executive
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 95 85	(56-2) 630 95 06
jprv@endesa.cl	iaguilo@endesa.cl	jmc@endesa.cl	mtfd@endesa.cl

Disclaimer

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 29, 2009